UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

OPTEX SYSTEM HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

68384X209

(CUSIP Number)

July 17, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Continued on following page(s))

Page 1 of 4 Pages

CUSIP No. 68384X209	13G	Page 2 of 4 Pages

1. NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Longview Fund L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

California

5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 232,556 Shares

6. SHARED VOTING POWER - None

7. SOLE DISPOSITIVE POWER – 232,556 Shares

8. SHARED DISPOSITIVE POWER – None

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

232,556 Shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.69% (1)

12. TYPE OF REPORTING PERSON

OO

(1)	Based on 8,646,003 shares outstanding as of May 15, 2018

CUSIP No. 68384X209	13G	Page 3 of 4 Pages

ITEM 1 (a) NAME OF ISSUER: Optex System Holdings, Inc.

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1420 Presidential Drive, Richardson, TX 75081

ITEM 2 (a) NAME OF PERSON FILING: Longview Fund L.P.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

1325 Howard Avenue, #217, Burlingame, CA 94010

ITEM 2 (c) CITIZENSHIP: California

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value

ITEM 2 (e) CUSIP NUMBER: 68384X209

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 232,556 Shares of Common Stock

(b) PERCENT OF CLASS: 2.69% (1)

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

232,556 Shares

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

232,556 Shares

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

(1)	Based on 8,646,003 shares outstanding as of May 15, 2018

CUSIP No. 68384X209	13G	Page 4 of 4 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Reporting Person’s ownership has now dropped below 5%

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2018
(Date)

/s/ Merrick Okamoto
(Signature)

Merrick Okamoto, President of Viking Asset
Management LLC, as investment manager
(Name/Title)